Head Office
First Floor
33 Scott Street
Waverley
Johannesburg
2090

P O Box 1570
Highlands North
2037
Tel: (011) 809-5500
Fax: (011) 809-5537

METRO CASH AND CARRY LIMITED

Registration number 1946/021315/06

RECEIVED
2004 JUN 15 A 11:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

8 June 2004

Direct line: (011) 809 5516
Direct fax: (011) 809 5537
e-mail: pgishen@metro.co.za

BY COURIER

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street NW
Washington DC 20549
United States of America

04030672

SUPPL

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

Dear Sirs

FILE NUMBER 82-4279 - RULE 12g3-2(b) EXEMPTION

In terms of paragraph (b)(1)(iii) of Rule 12g3-2(b), I enclose a copy of –

1 the announcement which was published recently on the news service of the JSE Securities Exchange South Africa ("SENS") in respect of the results of the Australian subsidiary, Metcash Trading Limited;

2 the announcement which appeared on 3 June 2004 on SENS and in the local press on 4 June 2004,

which documents shall now be deemed "filed" with you or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully
METRO CASH AND CARRY LIMITED

P M GISHEN (MISS)
Group Company Secretary

dw 6/15

File Number
82-4279

Metro Cash and Carry Limited
(Incorporated in the Republic of South Africa)
(Registration number 1946/021315/06)
Share code: MTC
ISIN: ZAE000012688
("Metro")

Metro's Australian subsidiary announces excellent results

Metro Cash and Carry Limited's Australian subsidiary, Metcash Trading Limited ("Metcash"), today announced its audited results for the financial year ending 30 April 2004. Salient features of the announcement were –

- Turnover across all 3 core business pillars increased by 7.1% to A$7.174bn
- Profit before tax up 23.5% to A$155.7m
- Profit after tax up 25.1% to A$101.7m
- The group's strong performance generated A$171m in cash from operations, showing an increase of 15.5% over last year.

Metcash announced a final dividend for the year of A$0.06 per share, making a total dividend for the year of A$ 0.11 per share (2003: A$0.08).

The Chief Executive of Metcash, Mr. Andrew Reitzer, expressed his delight with the strength of performance of all 3 business pillars of Metcash, despite ongoing competition from the major chains. He is confident that the group will show satisfactory growth in sales and profit in the new financial year.

The Chairman of the group, Mr. Carlos dos Santos, expressed his satisfaction with the results and quashed recent speculation regarding the future of the company, saying "As far as the Board of Metro Cash and Carry Limited is concerned, Metcash is definitely not for sale".

The results announcement is available at www.metcash.com.

JOHANNESBURG
20 May 2004

Sponsor
Sasfin Corporate Finance
A division of Sasfin Bank Limited

File Number
82-4279

METRO CASH AND CARRY LIMITED
(Incorporated in the Republic of South Africa)
Registration number 1948/021315/06
Share code: MTC ISIN: ZAE000012688

◆ Turnover for the year totals R51.5 billion

◆ Australian subsidiary grows profit after tax by 25% in Australian Dollars

◆ Cash generated by operating activities exceeds R1.1 billion

REVIEWED FINANCIAL RESULTS FOR THE YEAR ENDED 30 APRIL 2004 AND FURTHER CAUTIONARY ANNOUNCEMENT

INCOME STATEMENT

	Reviewed Year ended 30 April 2004 R'000	Audited Year ended 30 April 2003 R'000
Revenue	51 517 132	51 787 714
Cost of sales	(49 206 455)	(49 637 845)
Administration, human resource and information costs	(864 948)	(682 372)
	1 445 729	1 467 497
Depreciation of tangible assets	(213 302)	(233 606)
Operating income	1 232 427	1 233 891
Interest paid	(168 848)	(197 264)
Income before exceptional items and taxation	1 063 579	1 036 627
Exceptional items – refer comments below	(2 727)	18 046
Amortisation of goodwill	(57 067)	(53 624)
Income before taxation	1 003 785	1 001 049
Taxation	(341 653)	(328 991)
Income after taxation	662 132	672 058
Income attributable to outside shareholders	(250 655)	(232 378)
Income attributable to ordinary shareholders	411 477	439 680
DETERMINATION OF HEADLINE EARNINGS		
Income attributable to ordinary shareholders	411 477	439 680
Loss/(Surplus) arising from allotment of shares by the Australian subsidiary	2 727	(63 569)
Costs relative to the aborted investment in the Phillippines	–	12 457
Carrying value of Zambian operations written off	–	25 131
Amortisation of goodwill	46 660	43 001
Headline earnings	460 864	456 700
Ordinary shares in issue (000's)		
– total	1 798 154	1 738 951
– weighted average	1 788 861	1 712 015
Headline earnings per share (cents)	25.8	26.7
Attributable earnings per share (cents)	23.0	25.7

BALANCE SHEET

	Reviewed Year ended 30 April 2004 R'000	Audited Year ended 30 April 2003 R'000
Assets		
Non-current assets	2 492 211	2 133 810
Tangible assets	1 219 780	1 102 677
Intangible assets	1 058 638	857 325
Investments and loans	103 847	60 795
Deferred taxation	109 946	113 013
Current assets	8 375 563	7 203 692
Inventories	3 328 644	2 923 435
Accounts receivable	4 528 728	3 524 080
Short term loan	122 292	124 537
Bank balances and cash	395 899	631 660
Total assets	10 867 774	9 337 502
Equity and liabilities		
Capital and reserves	2 090 920	1 612 067
Outside shareholders' interest	753 800	665 880
Non-current liabilities	717 725	1 162 696
Interest bearing liabilities	600 608	1 069 281
Deferred taxation	20 526	14 340
Provisions	96 591	79 075
Current liabilities	7 305 329	5 896 859
Accounts payable	6 102 708	5 144 906
Provisions	338 122	303 782
Taxation	110 487	41 447
Interest bearing liabilities	754 012	406 724
Total equity and liabilities	10 867 774	9 337 502
Capital expenditure		
Expended during the period	239 412	281 434
Committed or authorised	19 118	20 999
Contingent liabilities	45 882	20 620
Net asset value per share (cents)	116.3	92.7

ABRIDGED CASH FLOW STATEMENT

	Reviewed Year ended 30 April 2004 R'000	Audited Year ended 30 April 2003 R'000
Cash generated from operating activities	1 186 903	1 004 139
Finance costs	(168 848)	(197 264)
Taxation paid	(265 381)	(319 170)
Cash inflow from operations	752 674	487 705
Cash utilised in investing activities	(503 878)	(332 691)
Net cash outflow from financing activities	(605 643)	(226 455)
Net decrease in net cash resources	(356 847)	(71 441)
Net cash resources		
Cash and cash equivalents	395 899	631 656
Bank borrowings	(284 216)	(163 126)
Net cash resources	111 683	468 530
Decrease in net cash resources	(356 847)	(71 441)

STATEMENT OF CHANGES IN ORDINARY SHAREHOLDERS' EQUITY

	Reviewed 30 April 2004 R'000	Audited 30 April 2003 R'000
Balance at beginning of year (as previously reported)	1 612 067	1 301 016
Prior year adjustment for unallocated shares in share trust (AC132)	–	(30 178)
Prior year adjustment for accumulated surplus in share trust (AC132)	–	499
Prior year adjustment for financial instruments (AC133)	–	(33 604)
Restated balance at beginning of year	1 612 067	1 237 733
Issue of ordinary shares		
Odd-lot offer	–	(156)
Share issue expenses	(3 374)	(803)
Unallocated shares in share trust	(83)	99
Accumulated surplus in share trust	23	37
Movements in distributable reserves		
Income attributable to ordinary shareholders	411 477	439 680
Movements in non-distributable reserves		
Foreign currency translation reserve	70 810	(64 523)
Balance at end of year	2 090 920	1 612 067

SEGMENTAL INFORMATION

	Australia Year ended 30 April 2004 R'000	Australia Year ended 30 April 2003 R'000	Africa Year ended 30 April 2004 R'000	Africa Year ended 30 April 2003 R'000	Corporate Year ended 30 April 2004 R'000	Corporate Year ended 30 April 2003 R'000	Total Year ended 30 April 2004 R'000	Total Year ended 30 April 2003 R'000
Sales to customers	35 783 400	36 010 305	15 708 389	15 753 339			51 491 789	51 763 644
Dividends received							14 830	10 498
Interest received							10 513	13 572
Total revenue							51 517 132	51 787 714
Segmental result	913 593	837 800	315 601	386 700	(10 597)	(5 220)	1 218 597	1 219 280
Income from associated company	3 317	1 039					3 317	1 039
Amortisation of goodwill arising on consolidation	(29 492)	(28 305)	(3 881)	(1 625)	(23 694)	(23 694)	(57 067)	(53 624)
Interest received							10 513	13 572
Interest paid							(168 848)	(197 264)
Exceptional items							(2 727)	18 046
Income before taxation							1 003 785	1 001 049
Total assets	6 544 027	5 320 035	3 584 685	3 289 988	739 062	727 479	10 867 774	9 337 502
Total liabilities	5 084 872	4 281 249	2 309 867	2 140 788	628 315	637 515	8 023 054	7 059 552
Capital expenditure	147 914	162 430	91 462	117 373	36	1 631	239 412	281 434
Total depreciation and amortisation	165 097	178 279	77 048	80 667	28 224	28 284	270 369	287 230

COMMENTS

TRADING

The Group's Australasian operations produced outstanding results for the year, whilst those of the African and Hong Kong businesses were satisfactory in extremely difficult circumstances.

At a trading level, the Group was confronted with various business and economic factors and a number of significant initiatives were undertaken. The main issues are –

- the strength of the Rand against the Australian Dollar, the U.S. Dollar and all relevant African currencies severely affected reported turnovers and earnings in Rands from Africa, Australia and Hong Kong, as well as the domestic export businesses. The impact of this is illustrated by the fact that had the rates of exchange remained the same as they were at 30 April 2003, Group turnover and profit before tax for the 2004 year would have been approximately R3.2 billion and R72 million higher, respectively;
- the extremely low rate of inflation in South Africa with price deflation in many major product categories;
- increased competition in mature markets in Southern Africa, resulting in the sacrifice of margin to protect market share;
- the acquisition and "bedding down" of the 7-Eleven franchise chain in South Africa;
- the Black Economic Empowerment initiative which commenced in October last year; and
- the restructuring of the African operations into a single business unit and the proposed listing thereof on the JSE Securities Exchange South Africa, since superseded by the management buy-out of the Group's non-Australian assets as proposed by certain major shareholders.

Group turnover for the year totalled R51.5 billion and operating income exceeded R1.2 billion. The Australian operations contributed 69.5% and 75.1%, respectively, to these figures. Earnings before exceptional items and taxation exceeded R1.06 billion and headline earnings per share were 25.8 cents.

Cash generated by operating activities exceeded R1.1 billion and foreign borrowings were reduced by a further A$86 million during the year.

METCASH TRADING LIMITED, AUSTRALASIA

The Australian business produced excellent results for the year, notwithstanding continued fierce competition from the major supermarket chains. Turnover totalled A$7.2 billion, an increase of 7.1% on the previous year. This translates to R35.8 billion.

Earnings after taxation at A$101.7 million increased by 25.1% and cash generated from operations increased to A$171 million. Trading results for the year have been converted to Rands at an average rate of A$1 = R4.99 (2003 – A$1 = R5.36).

Each of the three trading divisions, IGA Distribution, Campbells Cash & Carry and Australian Liquor Marketers, reflected strong turnover and earnings growth for the year.

Management is confident that this business unit will continue to show satisfactory sales and profit growth in the year ahead.

METCASH TRADING AFRICA LIMITED

This company conducts business in fourteen countries, namely, South Africa, Lesotho, Namibia, Swaziland, Angola, Botswana, Hong Kong, Israel, Kenya, Madagascar, Malawi, Mozambique, Uganda and Zimbabwe.

This trading unit had an extremely difficult year as consumer demand in the Group's business arena in Southern African markets continued to soften. The effect of this was exacerbated by the lowest domestic inflation rate experienced for many years, with deflation in certain major product categories. Margins were generally under pressure as a result of the fierce competition for market share and export opportunities became scarcer as the Rand continued to strengthen against all major currencies.

Turnover was flat year on year and totalled R15.7 billion. Attributable income at R160 million was 3.6% above that of the previous year. Cash generated by operating activities exceeded R200 million for the year.

Results from Zimbabwe are only included to the extent of dividends received.

PROPOSED MANAGEMENT BUY-OUT OF METCASH TRADING AFRICA LIMITED AND FURTHER CAUTIONARY ANNOUNCEMENT

Shareholders are referred to the announcement made on 5 May 2004 wherein it was advised that, at the initiative of the company's two major shareholders, namely, RMB Asset Management and Stanlib Asset Management, a consortium of Metro management, the Black Empowerment Consortium and associates, led by Carlos dos Santos and Hilton Mer ("the consortium"), had agreed to acquire from the company the entire issued share capitals of, and all claims on loan account against, all the subsidiaries conducting the business of the Group, save for the company's 61% shareholding in Metcash Trading Limited Australia and the syndicated loan of AU$119 million arising from the acquisition thereof ("the transaction"). The cash consideration payable by the consortium to the company in respect of the transaction is R1.3 billion which, after deduction of costs and taxes, will be distributed to shareholders in the most efficient manner.

Further announcements as to progress will be made in due course and, in the interim, shareholders are advised to continue to exercise caution in their dealings in the company's shares.

ACCOUNTING POLICIES

This report is prepared on the historical cost basis in accordance with South African Statements of Generally Accepted Accounting Practice and, save for the matter set out below, the accounting policies are consistent with those applied in the last annual report.

In accordance with the Listings Requirements of the JSE Securities Exchange South Africa, the company's share incentive trusts have been consolidated and the relative comparative figures restated as necessary. This process has had no effect on the income statement, but has affected the number of shares in issue and the weighted average thereof, for purposes of the computation of net asset value and earnings per share respectively.

EXCEPTIONAL ITEMS

	Audited Year ended 30 April 2004 R'000	Audited Year ended 30 April 2003 R'000
(Loss)/Surplus arising from allotment of shares by the Australian subsidiary	(2 727)	63 569
Costs relative to the aborted investment in the Philippines	–	(20 392)
Carrying value of Zambian operations written off	–	(25 131)
	(2 727)	18 046

BORROWING CAPACITY AND INTEREST BEARING DEBT

In terms of the relevant articles of association, the Group has unlimited borrowing powers.

Interest bearing debt comprises –

Non-current

A$86 million (R429 million) syndicated loan for the balance of the purchase price of the investment in Australia, bearing interest at approximately 7% per annum, maturing on 30 April 2006.

R89 million in terms of a formal sale and leaseback property transaction, payable over fifteen years and bearing interest at approximately 13% per annum.

R83 million in respect of leased assets, payable over five years and bearing interest at approximately 5% per annum.

Current

R754 million, being the current portion of syndicated and securitised loans (A$33 million and A$45 million respectively), amounts owing in respect of leased assets and fluctuating bank borrowings in various operations, bearing interest at prime overdraft rates or below.

HEADLINE EARNINGS

The calculation is based on 1 788 861 658 shares (2003 – 1 712 014 947 shares), being the weighted average number of shares in issue during the year under review, after taking cognisance of the consolidation of the share incentive trusts.

DIVIDENDS

Upon the successful conclusion of the proposed management buy-out of Metcash Trading Africa Limited referred to above, a distribution in the most efficient manner will be made to shareholders estimated at approximately 61 cents per share after the deduction of expenses and taxation.

AUDIT REVIEW

The information set out above has been reviewed, but not audited, by the Group's auditors, Ernst & Young. Their unqualified review opinion is available for inspection at the company's registered office.

On behalf of the Board

Dr F van Zyl Slabbert
Chairman

C S dos Santos
Chief executive

3 June 2004

DIRECTORATE AND ADMINISTRATION

Directors: Dr F van Zyl Slabbert *(Chairman)**, C S dos Santos *(Chief executive)*, J L Grainger, D Kashuv *(Israeli)**, B Joseph, J R McAlpine*, H Mer, G H Pieterse*, A Reitzer, G B Rubenstein*, V D Rubin, S O Shonhiwa*, R D Taurog, C F Turner* **non-executive*

Group Company Secretary: P M Gishen *(Miss)*

Registered office: First Floor, 33 Scott Street, Waverley, Johannesburg 2090 (PO Box 1970, Highlands North 2037)